Exhibit 99.11

CONSENT OF KNIGHT PIÉSOLD LTD.

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Eskay Creek Project, British Columbia, NI 43-101 Technical Report on Updated Feasibility Study” with an effective date of November 14, 2023, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Skeena Resources Limited for the year ended December 31, 2024 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained in the Annual Report into the Company’s Registration Statements on Form F-10 (File No. 333-285911) and Form S-8 (File No. 333-278435), as amended.

/s/ Jim Fogarty, P.Eng.
Name: Jim Fogarty, P.Eng.
Title: Senior Engineer
Knight Piésold Ltd.
Date: March 31, 2025